SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended October 31, 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2004 and 2003, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee.

ii

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of October 31, 2004 and April 30, 2004	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended October 31, 2004 and 2003	2

	Condensed Consolidated Statements of Cash Flows for the three months and six months ended October 31, 2004 and 2003	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2004 and 2003	19

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	31

Item 4.	Controls and Procedures	32

PART II - OTHER INFORMATION

Item 5.	Legal Proceedings	32

Item 6.	Submission of Matters to a Vote of Security Holders	33

Signature		34

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 31, 2004 AND APRIL 30, 2004

	October 31, 2004	April 30, 2004
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	45,245	62,610
Accounts receivable-trade (net of allowance for doubtful accounts of $157 and $127 at October 31, 2004 and April 30, 2004, respectively)	19,931	26,424
Inventories (Note 2)	18,119	21,311
Prepaid expenses and other current assets (Note 5)	6,498	5,698

Total current assets	89,793	116,043

Property, plant and equipment, net	109,844	104,848
Deferred charges, net	5,762	6,128
Other non-current asset (Note 5)	1,659	—

Total assets	207,058	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	21,806	25,938
Accrued liabilities	12,891	12,040
Amount due to QPL	2,913	5,259

Total current liabilities	37,610	43,237

9.25% senior notes due 2011	150,000	150,000

Total liabilities	187,610	193,237

Commitments and contingencies (Note 5)
Shareholders’ equity:
Common stock	6,849	6,840
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	231,278	231,118
Deferred stock-based compensation	(617)	(754)
Accumulated other comprehensive loss	(163)	(55)
Accumulated deficit	(217,828)	(203,296)

Total shareholders’ equity	19,448	33,782

Total liabilities and shareholders’ equity	207,058	227,019

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS

ENDED OCTOBER 31, 2004 AND 2003

(Unaudited)

	Three months ended		Six months ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
	$’000	$’000	$’000	$’000
Net sales	47,527	48,053	103,076	92,089

Cost of sales (Notes 2 and 3)	45,237	40,690	94,022	77,506

Gross profit	2,290	7,363	9,054	14,583

Operating expenses:
Selling, general and administrative	6,646	5,698	13,365	11,506
Research and development	1,128	1,150	2,332	2,302
Reorganization expenses (Note 4)	713	—	713	—
Facilities charge	—	—	—	306

Total operating expenses	8,487	6,848	16,410	14,114

(Loss) Profit from operations	(6,197)	515	(7,356)	469
Other income, net	181	133	232	381
Interest expense:
- amortization of deferred charges	(231)	(233)	(466)	(466)
- third parties	(3,468)	(3,294)	(6,937)	(6,588)

Loss before income taxes	(9,715)	(2,879)	(14,527)	(6,204)
Income tax expense	—	—	(5)	—

Net loss	(9,715)	(2,879)	(14,532)	(6,204)
Other comprehensive loss:
Foreign currency translation	(82)	(21)	(108)	(37)

Comprehensive loss	(9,797)	(2,900)	(14,640)	(6,241)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	677,892,610	668,947,000	677,706,325	668,947,000

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.07)	$(0.02)	$(0.11)	$(0.05)

Basic and diluted weighted average number of ADSs outstanding	135,578,522	133,789,400	135,541,265	133,789,400

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 2004 AND 2003

(Unaudited)

	Three months ended		Six months ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(9,715)	(2,879)	(14,532)	(6,204)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	7,543	6,143	14,571	11,961
Deferred charge and debt discount	231	379	466	758
Loss (gain) on disposal of property, plant and equipment, net	2	(30)	122	(69)
Stock-based employee compensation expense	64	—	126	—
Changes in operating assets and liabilities:
Accounts receivable-trade, net	4,679	(768)	6,493	(7,408)
Restricted cash	—	(1,197)	—	26
Inventories	1,937	(1,326)	3,192	(3,046)
Prepaid expenses and other current assets	455	905	(800)	160
Other non-current asset	(1,659)	—	(1,659)	—
Accounts payable	(1,906)	2,399	(3,788)	7,633
Accrued liabilities	4,588	(2,883)	851	416
Amount due to QPL	(1,293)	(436)	(2,346)	644

Net cash provided by operating activities	4,926	307	2,696	4,871

Investing activities:
Acquisition of property, plant and equipment	(14,720)	(6,260)	(20,033)	(8,020)
Proceeds from sale of property, plant and equipment	—	96	—	135

Net cash used in investing activities	(14,720)	(6,164)	(20,033)	(7,885)

Financing activities:
Proceeds from stock options exercised	3	—	180	—
Payment of debt issuance cost	(5)	—	(100)	—

Net cash (used in) provided by financing activities	(2)	—	80	—

Net decrease in cash and cash equivalents	(9,796)	(5,857)	(17,257)	(3,014)
Cash and cash equivalents at beginning of period	55,123	28,602	62,610	25,775
Effects of foreign exchange rates change	(82)	(21)	(108)	(37)

Cash and cash equivalents at end of period	45,245	22,724	45,245	22,724

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	—	6,297	7,130	6,297
Income taxes	—	—	5	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2004. The interim financial statements for the three months and six months ended October 31, 2004 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIEs”)” (“FIN No. 46”). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify VIEs entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a foreign private issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company’s financial position or results of operations.

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R will have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option grants and stock purchases under employee stock option plan.

In April 2004, the Emerging Issues Task Force (“EITF”) issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended July 31, 2004, the adoption of which did not have an impact on the calculation of earnings per share of the Company.

Stock-Based Compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers, and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosure as required under SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation cost based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited) Three Months Ended		(Unaudited) Six Months Ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
	$’000	$’000	$’000	$’000
Net loss
Net loss, as reported	(9,715)	(2,879)	(14,532)	(6,204)
Add: stock-based employee compensation expense as included in the reported net loss	64	—	126	—
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(1,023)	(4,100)	(2,644)	(4,282)
Net loss, pro forma	(10,674)	(6,979)	(17,050)	(10,486)

Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.00)	(0.02)	(0.01)
- Diluted	(0.01)	(0.00)	(0.02)	(0.01)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.02)	(0.01)	(0.03)	(0.02)
- Diluted	(0.02)	(0.01)	(0.03)	(0.02)

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, are as follows:

	October 31, 2004	April 30, 2004
	$’000	$’000
	(Unaudited)
Raw materials	15,885	18,898
Work-in-progress	2,234	2,413

	18,119	21,311

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended October 31, 2004 and 2003, there were non-cash write-off of specific inventories of $664 thousand and $220 thousand respectively. During the six months ended October 31, 2004 and 2003, the non-cash write off of specific inventories amounted to $1.3 million and $676 thousand respectively.

3.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials of $6.0 million and $6.6 million from QPL International Holdings Limited (“QPL”) for the three months ended October 31, 2004 and 2003, and $14.5 million and $13.8 million for the six months ended October 31, 2004 and 2003, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rental expenses of $659 thousand and $774 thousand for the three months ended October 31, 2004 and 2003, and $1.3 million and $1.5 million for the six months ended October 31, 2004 and 2003, respectively.

QPL provides the Company with certain services, including repairs and maintenance services and, prior to November 2003, chemical waste treatment and disposal services. The Company paid combined services fees of $14 thousand and $36 thousand for the three months ended October 31, 2004 and 2003, and $17 thousand and $56 thousand for the six months ended October 31, 2004 and 2003, respectively.

The Company provides management information services and building facility services to QPL under a cost sharing agreement. The Company received services income from provision of such services of $25 thousand and $30 thousand for the three months ended October 31, 2004 and 2003, and $52 thousand and $68 thousand for the six months ended October 31, 2004 and 2003, respectively.

QPL and its subsidiaries collectively own approximately 42.5% of the Company’s ordinary shares as of October 31, 2004.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

4.	REORGANIZATION EXPENSES

In connection with the Company’s cost reduction program and planned move to the China factory, the Company’s management approved and terminated the services of approximately 140 employees primarily in the Hong Kong manufacturing operations in the three months ended October 31, 2004. The aggregate amount of the termination benefits charged to the statements of operations amounted to $713 thousand in the three months ended October 31, 2004.

5.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

On August 5, 2004, the Company entered into an agreement to engage a third party vendor to complete the interior finish and fixtures of the Phase II factory building, including the purchase and installation of electrical and mechanical systems such as HVAC systems and the utilities infrastructure such as water deionization and purification system, gas piping and electrical wiring. The acquisition of capital equipment and the installation service charges to be incurred by the Company under the terms of this agreement are valued approximately at $28.9 million. This amount is payable in three tranches followed by equal monthly payments as follows: (i) the first payment in the amount of $2.9 million is due within ten days of signing the agreement; (ii) the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the contracted work; (iii) the third payment in the amount of $4.3 million is due within ten days of the completion of the contracted work; (iv) and the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $597 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the contracted work. On August 12, 2004, the Company made the first tranche payment of $2.9 million to the vendor.

As of October, 2004 and April 30, 2004, the Company had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Phase II factory building that was entered in the October 2004 quarter, of $33.7 million and $8.0 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a three-year term which expires on March 31, 2007.

The Company entered into a lease of a manufacturing plant (“Phase I”) in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and completion of the interior finish and fixtures of the factory facilities. Under the terms of the lease, the Company is obligated to pay a monthly rental payment commencing 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place in August 2003. The lease term commenced in September 2003, and will continue for a term of 15 years.

From October 30, 2004 and during the remaining term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facilities and related land-use right. Under a management services agreement, the Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years commencing September 2003. In accordance with SFAS No. 13, “Accounting for Leases”, rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of October 31, 2004 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2005 (the remainder of fiscal year)	3,625
2006	5,568
2007	4,280
2008	2,162
2009	2,154
Thereafter	5,776

Total	23,565

On May 7, 2004, the Company entered into a lease agreement of another manufacturing plant (“Phase II”) in Dongguan, China. Under the terms of this lease agreement, the lessor is responsible for the design and construction of a second factory building immediately adjacent to the Company’s Phase I facility. The Company will lease the completed Phase II factory building from the lessor for a period of 15 years starting from the commencement date as defined in the lease agreement. The Company is obligated to pay monthly payments of approximately $179 thousand for the first six years of the rental term and approximately $90 thousand per month for the seventh to fifteenth years of the rental term. The rental term has not commenced as of October 31, 2004.

From October 31, 2008 and during the term of the lease, the Company has an option and a right of first refusal to purchase the factory building and the related land-use right at prices fixed in a predetermined schedule starting from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory building and related land-use right.

The lease payments, contingent upon completion of the construction by the lessor under the lease in respect of the Phase II factory building, are as follows:

$’000
(Unaudited)
First to Sixth rental years	12,888
Seventh to Fifteenth rental years	9,720

Total	22,608

On May 7, 2004, the Company also entered into a management services agreement with the lessor of the Phase II factory building for a period of six years. The Company is obligated to pay monthly management fees of approximately $82 thousand starting from the commencement date as defined in the management services agreement.

As of October 31, 2004, a total of $2.2 million in deposit payments were paid to the lessor of Phase II factory building. Of the total $2.2 million in deposit payments made as of October 31, 2004, $1.7 million was classified as other non-current asset and the remaining $0.5 million was classified as part of prepaid expenses and other current assets. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date as defined in the agreement.

Litigation

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Ltd., paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Ltd. and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

In pre-trial proceedings, ASAT, Inc. obtained summary judgment on all of Motorola’s claims. ASAT Holdings and ASAT Ltd. have obtained rulings that bar Motorola from seeking to assert claims against them under the Immunity Agreement. Motorola’s only remaining claims against the Company and its subsidiary, ASAT Ltd., are based on a supposed “implied in fact” contract with Motorola.

Discovery in the matter is now closed and a trial date has been set for April 2005. The Company continues to deny the allegations that Motorola is owed any additional royalties under any agreement. The court’s pre-trial rulings have strengthened the Company’s resolve and significantly undercut Motorola’s claim, and the Company believes it has additional meritorious defenses. Nevertheless, given the inherent uncertainties of litigation, there can be no guarantee that the Company will prevail in the litigation or that an adverse outcome will not have a material impact on the Company’s financial condition. Based on the assessment and information available to date, the Company is unable to evaluate the likelihood of an unfavorable outcome in the Motorola litigation and no amounts have been provided for such matters in the consolidated financial statements.

6.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized stock-based employee compensation expense of $64 thousand and $nil for the three months ended October 31, 2004 and 2003 respectively, and $126 thousand and $nil for the six months ended October 31, 2004 and 2003 respectively.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee directors and non-employee directors. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs) to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003 options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the company on that date. All newly granted options will have the same vesting schedules as the cancelled options.

Option activity relating to the Company’s stock option plan is summarized as follows:

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03

Grant	8,744,710	$1.64
Cancelled	(18,750)	$1.28

Outstanding at October 31, 2003	10,874,920	$1.71

Outstanding at April 30, 2004	11,435,612	$2.08
Granted	125,000	$1.97
Cancelled	(180,989)	$1.40
Exercised	(178,090)	$0.99

Outstanding at July 31, 2004	11,201,533	$2.11

Granted	657,100	$1.07
Cancelled	(195,160)	$1.37
Exercised	(7,000)	$0.42

Outstanding at October 31, 2004	11,656,473	$2.06

ADS options exercisable at:
October 31, 2003	5,301,390	$1.78
October 31, 2004	6,283,308	$2.07

Certain unexercised options were cancelled for option holders who left the company, either voluntarily or under the reorganization, during the three months and six months ended October 31, 2004 and 2003.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

7.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction.

Under the indenture governing the 9.25% senior notes, ASAT Holdings Limited and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” (as defined ASAT Limited, Timerson Limited and ASAT, Inc. and referred to below as guarantor subsidiaries) under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes. In addition, New ASAT (Finance) Limited, the issuer of the 9.25% senior notes, is a wholly-owned finance subsidiary of the Company and all guarantees are on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The interim condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. Separate financial statements and other disclosures concerning the guarantor subsidiaries are not included herein because (i) the guarantor subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of October 31, 2004 and April 30, 2004 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months and six months ended October 31, 2004 and 2003 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of ASAT Holdings Limited separately for each of ASAT (Finance) LLC and all non-guarantor subsidiaries of ASAT Holdings Limited other than ASAT (Finance) LLC; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of October 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	128	—	44,988	129	—	—	45,245
Accounts receivable, net	—	—	19,931	—	—	—	19,931
Inventories	—	—	18,119	—	—	—	18,119
Prepaid expenses and other current assets	26	218	6,234	71	—	(51)	6,498

Total current assets	154	218	89,272	200	—	(51)	89,793
Property, plant and equipment, net	—	—	109,774	70	—	—	109,844
Investment in and advance to consolidated entities	222,786	147,489	75,650	—	78,728	(524,653)	—
Other non-current assets	—	5,762	1,659	—	—	—	7,421

Total assets	222,940	153,469	276,355	270	78,728	(524,704)	207,058

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	419,238	1,788	76,002	(497,028)	—
Other current liabilities	28	3,469	31,817	26	—	2,270	37,610

Total current liabilities	28	3,469	451,055	1,814	76,002	(494,758)	37,610
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	28	153,469	451,055	1,814	76,002	(494,758)	187,610

Shareholders’ equity:
Common stock ($0.01 par value)	6,849	—	141	123	—	(264)	6,849
Less: Repurchase of shares at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,182	—	22,728	—	2,726	(7,358)	231,278
Deferred stock-based compensation	(617)	—	—	—	—	—	(617)
Accumulated other comprehensive loss	—	—	—	(163)	—	—	(163)
Retained earnings (Accumulated deficit)	3,569	—	(197,569)	(1,504)	—	(22,324)	(217,828)

Total shareholders’ equity	222,912	—	(174,700)	(1,544)	2,726	(29,946)	19,448

Total liabilities and shareholders’ equity	222,940	153,469	276,355	270	78,728	(524,704)	207,058

Condensed Consolidated Balance Sheet as of April 30, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	554	—	61,961	95	—	—	62,610
Accounts receivable, net	—	—	26,424	—	—	—	26,424
Inventories	—	—	21,311	—	—	—	21,311
Prepaid expenses and other current assets	97	—	5,527	74	—	—	5,698

Total current assets	651	—	115,223	169	—	—	116,043
Property, plant and equipment, net	—	—	104,764	84	—	—	104,848
Investment in and advance to consolidated entities	222,245	148,149	67,737	—	78,728	(516,859)	—
Other non-current assets	—	6,128	—	—	—	—	6,128

Total assets	222,896	154,277	287,724	253	78,728	(516,859)	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	411,969	1,265	76,002	(489,236)	—
Other current liabilities	5	4,277	36,579	53	—	2,323	43,237

Total current liabilities	5	4,277	448,548	1,318	76,002	(486,913)	43,237
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	5	154,277	448,548	1,318	76,002	(486,913)	193,237

Shareholders’ equity:
Common stock ($0.01 par value)	6,840	—	141	123	—	(264)	6,840
Less: Repurchase of shares at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,022	—	22,728	—	2,726	(7,358)	231,118
Deferred stock-based compensation	(754)	—	—	—	—	—	(754)
Accumulated other comprehensive loss	—	—	—	(55)	—	—	(55)
Retained earnings (Accumulated deficit)	3,854	—	(183,693)	(1,133)	—	(22,324)	(203,296)

Total shareholders’ equity	222,891	—	(160,824)	(1,065)	2,726	(29,946)	33,782

Total liabilities and shareholders’ equity	222,896	154,277	287,724	253	78,728	(516,859)	227,019

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended October 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	72,894	—	—	(25,367)	47,527
Cost of sales	—	—	71,024	—	—	(25,787)	45,237

Gross profit	—	—	1,870	—	—	420	2,290

Operating expenses:
Selling, general and administrative	149	—	6,557	455	—	(515)	6,646
Research and development	—	—	1,128	—	—	—	1,128
Reorganization expenses	—	—	713	—	—	—	713

Total operating expenses	149	—	8,398	455	—	(515)	8,487

(Loss) Profit from operations	(149)	—	(6,528)	(455)	—	935	(6,197)
Other income (expenses), net	—	3,699	822	294	—	(4,634)	181
Interest expense:
Amortization of deferred charges	—	(231)	(231)	—	—	231	(231)
Third parties	—	(3,468)	(3,468)	—	—	3,468	(3,468)

Loss before income taxes	(149)	—	(9,405)	(161)	—	—	(9,715)
Income tax expense	—	—	—	—	—	—	—

Net loss	(149)	—	(9,405)	(161)	—	—	(9,715)
Other comprehensive loss:
Foreign currency translation	—	—	—	(82)	—	—	(82)

Comprehensive loss	(149)	—	(9,405)	(243)	—	—	(9,797)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended October

31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	154,604	—	—	(51,528)	103,076
Cost of sales	—	—	146,004	—	—	(51,982)	94,022

Gross profit	—	—	8,600	—	—	454	9,054

Operating expenses:
Selling, general and administrative	285	—	13,250	912	—	(1,082)	13,365
Research and development	—	—	2,332	—	—	—	2,332
Reorganization expenses	—	—	713	—	—	—	713

Total operating expenses	285	—	16,295	912	—	(1,082)	16,410

(Loss) Profit from operations	(285)	—	(7,695)	(912)	—	1,536	(7,356)
Other income (expenses), net	—	7,403	1,227	541	—	(8,939)	232
Interest expense:
Amortization of deferred charges	—	(466)	(466)	—	—	466	(466)
Third parties	—	(6,937)	(6,937)	—	—	6,937	(6,937)

Loss before income taxes	(285)	—	(13,871)	(371)	—	—	(14,527)
Income tax expense	—	—	(5)	—	—	—	(5)

Net loss	(285)	—	(13,876)	(371)	—	—	(14,532)
Other comprehensive loss:
Foreign currency translation	—	—	—	(108)	—	—	(108)

Comprehensive loss	(285)	—	(13,876)	(479)	—	—	(14,640)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended October 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	70,311	—	—	(22,258)	48,053
Cost of sales	—	62,940	—	—	(22,250)	40,690

Gross profit (loss)	—	7,371	—	—	(8)	7,363

Operating expenses:
Selling, general and administrative	107	5,771	409	—	(589)	5,698
Research and development	—	1,150	—	—	—	1,150

Total operating expenses	107	6,921	409	—	(589)	6,848

(Loss) Profit from operations	(107)	450	(409)	—	581	515
Other income (expenses), net	31	430	253	3,527	(4,108)	133
Interest expense:
Amortization of deferred charges	—	(233)	—	(233)	233	(233)
Third parties	—	(3,294)	—	(3,294)	3,294	(3,294)

Loss before income taxes	(76)	(2,647)	(156)	—	—	(2,879)
Income tax expense	—	—	—	—	—	—

Net loss	(76)	(2,647)	(156)	—	—	(2,879)
Other comprehensive loss:
Foreign currency translation	—	—	(21)	—	—	(21)

Comprehensive loss	(76)	(2,647)	(177)	—	—	(2,900)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended October 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	135,893	—	—	(43,804)	92,089
Cost of sales	—	121,318	—	—	(43,812)	77,506

Gross profit	—	14,575	—	—	8	14,583

Operating expenses:
Selling, general and administrative	234	11,706	887	—	(1,321)	11,506
Research and development	—	2,302	—	—	—	2,302
Facilities charges	—	306	—	—	—	306

Total operating expenses	234	14,314	887	—	(1,321)	14,114

(Loss) Profit from operations	(234)	261	(887)	—	1,329	469
Other income (expenses), net	67	1,021	622	7,054	(8,383)	381
Interest expense:
Amortization of deferred charges	—	(466)	—	(466)	466	(466)
Third parties	—	(6,588)	—	(6,588)	6,588	(6,588)

Loss before income taxes	(167)	(5,772)	(265)	—	—	(6,204)
Income tax expense	—	—	—	—	—	—

Net loss	(167)	(5,772)	(265)	—	—	(6,204)
Other comprehensive loss:
Foreign currency translation	—	—	(37)	—	—	(37)

Comprehensive loss	(167)	(5,772)	(302)	—	—	(6,241)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended October 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(66)	3,699	1,472	(179)	—	—	4,926

Net cash provided by (used in) investing activities	67	(3,694)	(14,720)	—	—	3,627	(14,720)

Net cash provided by (used in) financing activities	3	(5)	3,373	254	—	(3,627)	(2)

Net increase (decrease) in cash and cash equivalents	4	—	(9,875)	75	—	—	(9,796)
Cash and cash equivalents at beginning of period	124	—	54,863	136	—	—	55,123
Effects of foreign exchange rates change	—	—	—	(82)	—	—	(82)

Cash and cash equivalents at end of period	128	—	44,988	129	—	—	45,245

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(65)	(560)	3,702	(381)	—	—	2,696

Net cash (used in) provided by investing activities	(541)	660	(20,302)	(1)	—	151	(20,033)

Net cash provided by (used in) financing activities	180	(100)	(373)	524	—	(151)	80

Net (decrease) increase in cash and cash equivalents	(426)	—	(16,973)	142	—	—	(17,257)
Cash and cash equivalents at beginning of period	554	—	61,961	95	—	—	62,610
Effects of foreign exchange rates change	—	—	—	(108)	—	—	(108)

Cash and cash equivalents at end of period	128	—	44,988	129	—	—	45,245

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended October 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(100)	3,357	(181)	(2,769)	—	307

Net cash (used in) provided by investing activities	(3,867)	(6,157)	(5)	2,769	1,096	(6,164)

Net cash provided by (used in) financing activities	—	875	221	—	(1,096)	—

Net (decrease) increase in cash and cash equivalents	(3,967)	(1,925)	35	—	—	(5,857)
Cash and cash equivalents at beginning of period	15,360	13,183	59	—	—	28,602
Effects of foreign exchange rates change	—	—	(21)	—	—	(21)

Cash and cash equivalents at end of period	11,393	11,258	73	—	—	22,724

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(189)	4,674	(372)	758	—	4,871

Net cash (used in) provided by investing activities	(3,745)	(8,097)	(12)	(758)	4,727	(7,885)

Net cash provided by (used in) financing activities	—	4,280	447	—	(4,727)	—

Net (decrease) increase in cash and cash equivalents	(3,934)	857	63	—	—	(3,014)
Cash and cash equivalents at beginning of period	15,327	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	(37)	—	—	(37)

Cash and cash equivalents at end of period	11,393	11,258	73	—	—	22,724

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended October 31, 2004 and 2003

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are an independent provider of semiconductor packaging, design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead” or QFN package, as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. Today, our QFN package family which we call the Leadless Plastic Chip Carrier or “LPCC” for short, is our fastest growing package family both in terms of units and in assembly revenue. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital function.

We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Japan, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective design, test and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

During the three months ended October 31, 2004, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended October 31, 2004 were Analog Devices, Inc., Broadcom Corporation and SigmaTel, Inc. The top three customers accounted for 41.9% of total net sales in the three months ended October 31, 2004.

As part of our overall strategy to remain competitive, we made a strategic decision to move substantially all our Hong Kong manufacturing operations to China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We plan to conduct this move in two phases. To launch what we call Phase I of this transition of our operations to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. For the three months ended October 31, 2004, we continued to make progress in ramping our Phase I facility toward volume production, which has increased the number of customers that have qualified their semiconductor components for assembly in the Phase I facility. We believe that unit volume production in our Phase I facility will continue to increase in the January 2005 quarter. We anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter. In the July 2004 quarter, the construction on a 300,000 square foot Phase II factory building immediately adjacent to our Phase I facility commenced. As with our Phase I facility, in May 2004, we entered into a long-term lease agreement with Changshi to have this facility built to our specifications. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, to complete the interior finish and fixtures of the Phase II factory building. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of our strategy include:

•	Continue to introduce advanced package families to serve our customers;

•	Diversify our customer base;

•	Maintain core and value added services;

•	Move assembly and test facilities to Dongguan, China; and

•	Reduce our cost structure.

Industry Demand

Our business is substantially and materially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductor components with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a sudden and severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and through-put to maintain or increase our revenues.

We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly during the first and second quarters of calendar year 2003 and continued through the first quarter of calendar 2004. However, in the July 2004 quarter the industry experienced another downturn, and our net sales for the July 2004 quarter were down 12 percent compared with the April 2004 quarter. Net sales continued to decline in October 2004 quarter, as our net sales were down 14 percent compared with the July 2004 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trends, we believe there may be ongoing softness in the assembly and test services industry as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures, particularly our capital equipment expenditures, in light of current and anticipated industry-wide conditions.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the smaller chipscale packages (“CSP”) and the relatively larger non-chipscale packages (“Non-CSP”). Most of our revenue derived from test services comes from test services performed in connection with our assembly services and the revenue generated from testing packages assembled elsewhere is not significant to us. During the three months ended October 31, 2004, as a result of our strategy to diversify our customer base and reduce dependency on the communication sector, our sales of chipscale packages increased as a percentage of assembly sales. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended October 31,
	2000	2001	2002	2003	2004	2003	2004
	(In percentages, unaudited)
Chipscale packages (CSP) assembly services	0%	1%	12%	31%	40%	41%	54%
Non-CSP laminate packages assembly services	36	46	32	21	17	15	10
Non-CSP leadframe packages assembly services	55	48	51	38	32	33	26

Subtotal for assembly services	91	95	95	90	89	89	90
Test services	9	5	5	10	11	11	10

Total	100%	100%	100%	100%	100%	100%	100%

Recent Developments

Net sales in the October 2004 quarter were $47.5 million, a decrease of 14.4% compared with $55.5 million in the July 2004 quarter, and a decrease of 1.1% compared with $48.1 million in the same period a year ago. Net loss for the October 2004 quarter was $9.7 million, or a loss of $0.07 per American Depository Share (ADS). Net loss in the October 2004 quarter includes an one-time charge of $0.7 million associated with a headcount reduction of approximately 140 workers primarily in our Hong Kong operations. This compares with a net loss of $4.8 million for the July 2004 quarter, or a loss of $0.04 per ADS. Net loss for the October 2003 quarter was $2.9 million, or a loss of $0.02 per ADS. The 14.4% decrease in net sales in the October 2004 quarter compared with the July 2004 quarter can be attributed to a variety of factors, including excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. As a result, unit sales volume decreased by 1% from the July 2004 quarter to the October 2004 quarter. Nevertheless, the unit sales volume for our patented Leadless Plastic Chip Carrier (“LPCC”) product family, a chipscale package, increased by 5.5% during the October 2004 quarter compared with the July 2004 quarter. Additionally, we expect that LPCC will be the dominant package in production in our China facility going forward. In the October 2004 quarter, we continued to ramp production levels in our Phase I China manufacturing facility. In the October 2004 quarter, we increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility, which remains on schedule for full volume production by the end of fiscal year 2005.

During the July 2004 quarter, the construction on a 300,000 square foot Phase II factory building immediately adjacent to our Phase I facility commenced. As with our Phase I facility, in May 2004, we entered into a long-term lease agreement with Changshi to have the facility built to our specifications. The Phase II facility lease also included the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use right. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, to complete the interior finish and fixtures of the Phase II factory building. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

On September 20, 2004, we announced the receipt of ISO 9001:2000 certification for its Phase I Factory. This certification, created by the International Organization for Standardization (ISO), is the globally recognized standard for quality management. ISO was established to provide standards for quality management and to facilitate commerce by providing business enterprises with measurable standards of quality designed to be recognized and respected throughout the world. The standards for ISO 9001:2000 certification required us to demonstrate continual improvement of our performance in customer satisfaction, customer quality and applicable regulatory requirements. As part of the qualification process, we were independently audited and found to be in compliance with ISO 9001:2000 certification.

Mr. Arnold L. Chavkin resigned his position as director and chairman of the board of directors of ASAT Holdings Limited effective November 18, 2004. On November 22, 2004, Mr. William Stuek was elected as a director of ASAT Holdings Limited and appointed to succeed Mr. Chavkin as chairman of the board. Mr. Stuek is currently an Operating Partner at JPMorgan Partners. Prior to joining JP Morgan Partners, Mr. Stuek was with The Beacon Group, a New York private equity and advisory firm. Mr. Stuek was also Chairman and Chief Executive Officer of Systems Software Associates, a large global computer software and service company. Prior to joining Systems Software Associates, he had a 30-year career with IBM serving in various senior management positions. Mr. Stuek is a graduate of Colgate University and has served as a director of several technology companies in both the United States and Europe.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that is specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Contingent Liabilities

At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operation if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Six Months Ended
	October 31, 2004		October 31, 2003		October 31, 2004		October 31, 2003
	($ in thousands; % of net sales)				($ in thousands; % of net sales)
Net sales	47,527	100.0%	48,053	100.0%	103,076	100.0%	92,089	100%
Cost of sales	45,237	95.2%	40,690	84.7%	94,022	91.2%	77,506	84.2%
Gross profit	2,290	4.8%	7,363	15.3%	9,054	8.8%	14,583	15.8%
Selling, general and administrative	6,646	14.0%	5,698	11.9%	13,365	13.0%	11,506	12.5%
Research and development	1,128	2.4%	1,150	2.4%	2,332	2.3%	2,302	2.5%
Reorganization expenses	713	1.5%	—	—	713	0.7%	—	—
Facilities charge	—	—	—	—	—	—	306	0.3%
Total operating expenses	8,487	17.9%	6,848	14.3%	16,410	16.0%	14,114	15.3%
(Loss) Profit from operations	(6,197)	(13.1)%	515	1.0%	(7,356)	(7.2)%	469	0.5%

The following table sets forth our unaudited gross profit and gross margin for the periods listed:

	(Unaudited) Three Months Ended		(Unaudited) Six Months Ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
	($ in thousands, except margin amounts)		($ in thousands, except margin amounts)
Gross profit	2,290	7,363	9,054	14,583
Gross margin	4.8%	15.3%	8.8%	15.8%

Due to a variety of factors, our quarterly operating results vary. These factors could include, without limitation, general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, acceptance and demand for our products and services, our progress in ramping the new China facility, capacity utilization, ability to meet increases in customer demands, intensive capital expenditures by our peers, erosion of the selling prices of packages, errors in assembly and test processes, changes in our product mix, reduced purchases by or losses of customers, timing of our receipt of semiconductors chips from our customers and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure and those risks, uncertainties and factors stated in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this document, as well as the risk factors identified in our public filings.

Three Months And Six Months Ended October 31, 2004 Compared to Three Months And Six Months Ended October 31, 2003

Net Sales

We provide assembly services for a broad range of semiconductor package types including the very small chipscale packages (“CSP”) and the comparatively larger non-chipscale packages (“Non-CSP”). We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

Our product families can be grouped into four categories: assembly services for CSP, non-CSP laminate packages and non-CSP leadframe packages and test services. Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited) Three Months Ended				(Unaudited) Six Months Ended
	October 31, 2004		October 31, 2003		October 31, 2004		October 31, 2003
	($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	25,872	54.4%	19,685	41.0%	51,521	50.0%	33,587	36.5%
Non-CSP laminate packages assembly services	4,600	9.7%	7,072	14.7%	11,952	11.6%	16,021	17.4%
Non-CSP leadframe packages assembly services	12,122	25.5%	15,852	33.0%	28,963	28.1%	32,081	34.8%

Subtotal for assembly services	42,594	89.6%	42,609	88.7%	92,436	89.7%	81,689	88.7%
Test services	4,933	10.4%	5,444	11.3%	10,640	10.3%	10,400	11.3%

Total net sales	47,527	100.0%	48,053	100.0%	103,076	100.0%	92,089	100.0%

Net sales decreased by 1.1% to $47.5 million in the October 2004 quarter as compared to $48.1 million in the October 2003 quarter primarily as a result of pricing pressure mainly due to excess capacity in the semiconductor assembly and test market, a continuing shift in product mix and the ongoing inventory correction in the semiconductor industry. Unit sales volumes for our patented LPCC product, a chipscale package, increased by 5.5% during the October 2004 quarter compared with the July 2004 quarter.

Net sales from assembly services for the quarter ended October 31, 2004 were $42.6 million, which is approximately the same amount as the quarter ended October 31, 2003. Assembly revenue accounted for 89.6% and 88.7% of the total net sales for the quarter ended October 31, 2004 and 2003, respectively. Additionally, net sales from test services decreased by 9.4% from $5.4 million to $4.9 million for the quarters ended October 31, 2003 and 2004, respectively.

Net sales from assembly services for the six months ended October 31, 2004 were $92.4 million, an increase of 13.2% compared to the same period last year. Assembly revenue accounted for 89.7% and 88.7% of the total revenue for the six months ended October 31, 2004 and 2003 respectively.

We continued to make progress in our end market diversification strategy in the October 2004 quarter. Net sales from the communication sector were 54% and 57% for the quarters ended October 31, 2004 and 2003, respectively. Sales to industrial, automotive and others for the quarters ended October 31, 2004 and 2003 were 24% and 7%, respectively. We estimate that approximately 40.4% of our net sales during the quarter ended October 31, 2004 represented packages shipped to distribution centers with destinations within Asia, compared with 49.2% in the same period last year. We continue to seek to diversify our customer base in the quarter ended October 31, 2004. The top ten customers in the quarter ended October 31, 2004 accounted for 69.3% of total revenue compared with 77.0% in the same period last year. The top ten customers in the six months ended October 31, 2004 accounted for 69.5% of the total revenue compared with 75.9% in the same period last year.

Gross Profit

Gross profit decreased to $2.3 million in the quarter ended October 31, 2004 from $7.4 million in the quarter ended October 31, 2003. Gross margin decreased to 4.8% in the quarter ended October 31, 2004 from 15.3% in the quarter ended October 31, 2003 primarily as a result of excess capacity in the assembly and test industry and related price pressure and significant shifts in our product mix. We wrote off inventory of $664 thousand in the October 2004 quarter compared with $220 thousand of inventory write-off in the same period last year. In addition, the ramping up of the new China Phase I factory also contributed to the decrease in gross profit, as the factory has not achieved full commercial production as of October 31, 2004.

Gross profit for the six months ended October 31, 2004 was $9.1 million as compared to gross profit at $14.6 million in the same period last year. Gross margin decreased to 8.8% for the six months ended October 31, 2004 from 15.8% for the six months ended October 31, 2003 primarily as a result of excess capacity in the assembly and test industry and related price pressure and significant shifts in our product mix. We recorded a $1.3 million inventory write-off for the six months ended October 31, 2004 as compared to a $676 thousand write-off for the six months ended October 31, 2003.

Selling, General and Administrative

Selling, general and administrative expenses increased by 16.6% to $6.6 million in the October 2004 quarter as compared to $5.7 million in the October 2003 quarter, while net sales decreased by 1.1% in the same period. For the six months ended October 31, 2004, selling, general and administrative expenses increased 16.2% to $13.4 million from $11.5 million for the six months ended October 31, 2003. The increase for both the three and six-month periods ended October 31, 2004 was primarily attributable to the increase in the size of our production facilities during the past several quarters, as sales in the April 2004 quarter of $63.0 million were the highest since the end of the January 2001 quarter. We initiated in the October 2004 quarter key tactical and strategic programs centered on improving operating efficiencies and cost control.

Research and Development

Research and development expenses remained approximately unchanged at $1.2 million for both the October 31, 2003 and 2004 quarters. For the six months ended October 31, 2004 and 2003, research and development expenses also remain approximately unchanged at $2.3 million. A significant portion of these expenditures was focused on further developing additional advanced semiconductor packaging technologies, such as TAPP and fully integrated System-In-Package (“SiP”) products.

Reorganization Expenses

For the three months and six months ended October 31, 2004, we incurred $713 thousand of reorganization expense (pre-tax) consisting of severance payments in relation to work force reduction of approximately 140 employees primarily in our Hong Kong operations. There were no such reorganization charge taken in the three months or six months ended October 31, 2003.

Other Income, net

Other income, net increased from $133 thousand in the October 2003 quarter to $181 thousand in the October 2004 quarter primarily due to an increase in interest income. Interest income increased from $68 thousand in the October 2003 quarter to $167 thousand in the October 2004 quarter. The increase in interest income was attributed to the increase in cash balance from the proceeds of the 9.25% senior notes due 2011. Cash and cash equivalents, excluding restricted cash, at October 31, 2004 and 2003 were $45.2 million and $22.7 million, respectively.

Other income, net decreased from $381 thousand for the six months ended October 31, 2003 to $232 thousand for the six months ended October 31, 2004. The decrease was mainly due to the net loss on disposal of property, plant and equipment of $122 thousand for the six months ended October 31, 2004 as compared to the net gain on disposal of property, plant and equipment of $69 thousand for the six months ended October 31, 2003. Additionally, miscellaneous income, which primarily consisted of rental income of $120 thousand from the sub-lease of a portion of our U.S. office premises, decreased from $165 thousand for the six months ended October 31, 2003 to $29 thousand for the six months ended October 31, 2004. There was no such rental income during the October 2004 quarter, as we stopped sub-leasing a portion of our U.S. office premises after relocating to new offices.

Interest Expense

Third party interest expense was $3.5 million in the October 2004 quarter and $3.3 million in the October 2003 quarter, a $0.2 million increase. Third party interest expense for the six months ended October 31, 2004 was $6.9 million as compared to $6.6 million in the same period last year. The October 2004 quarter interest expense was attributed to the outstanding 9.25% senior notes due 2011, while the October 2003 quarter interest expense was attributed to the 12.5% senior notes which were redeemed in February 2004.

Interest payments due on the 9.25% senior notes are payable on a semi-annual basis, on August 1 and February 1 of each year during the term of the notes.

Liquidity and Capital Resources

Cash and cash equivalents, excluding restricted cash, at quarters ended October 31, 2004 and 2003 was $45.2 million and $22.7 million, respectively. Cash and cash equivalents, excluding restricted cash, was $45.2 million for the quarter ended October 31, 2004 compared to $62.6 million for the quarter ended April 30, 2004, a decrease of $17.4 million.

Cash provided by operating activities. For the quarter ended October 31, 2004, cash provided by operating activities was $4.9 million as a result of a net loss of $9.7 million that was offset by $7.8 million in net non-cash operating expenses and net cash of $6.8 million provided by changes in net operating assets and liabilities. Non-cash operating expenses included in net loss in the quarter ended October 31, 2004 included depreciation and amortization, stock-based compensation expenses and net loss on disposal of property, plant and equipment. For the quarter ended October 31, 2003, cash provided by operating activities was $307 thousand, as our net loss of $2.9 million and net cash used of $3.3 million resulting from changes in operating assets and liabilities was offset by $6.5 million in net non-cash operating expenses. Non-cash operating expenses included in net loss in the quarter ended October 31, 2003 included depreciation and amortization and net gain on disposal of property, plant and equipment.

Accounts receivable decreased by $4.7 million from $24.6 million for the quarter ended July 31, 2004 to $19.9 million for the quarter ended October 31, 2004. This decrease in accounts receivable was primarily the result of the $8.0 million decrease in net sales for the quarter ended October 31, 2004 to $47.5 million, as compared with $55.5 million in the quarter ended July 31, 2004. If our net sales continue to decrease at the rate it has in the recent quarters, it is likely that our accounts receivable balance will also decrease.

Accounts receivable increased by $768 thousand from $24.8 million for the quarter ended July 31, 2003 to $25.6 million for the quarter ended October 31, 2003. This increase in accounts receivable was attributable to the $4.0 million increase in net sales for the quarter ended October 31, 2003 to $48.0 million, as compared with $44.0 million in the quarter ended July 31, 2003.

Inventories decreased by $1.9 million from $20.0 million for the quarter ended July 31, 2004 to $18.1 million for the quarter ended October 31, 2004, primarily due to a lower level of purchase orders received from our customers and also based upon weaker forecasts received from our customers. In the future, our inventory levels will be determined based on these factors as well as marketplace conditions. These considerations are balanced against the risk of obsolescence or potential excess inventory levels.

Inventories increased by $1.3 million from $12.1 million for the quarter ended July 31, 2003 to $13.4 million for the quarter ended October 31, 2003, primarily due to a higher level of purchase orders received from our customers and based upon stronger forecasts received from our customers.

We paid $1.2 million as prepaid rent and management fees to the lessor of the Phase II factory building during the quarter ended October 31, 2004. There was no such payment in the October 31, 2003 quarter.

We paid $1.2 million as a bank deposit to secure reimbursement obligations with respect to a standby letter of credit issued in connection with the initial preparation of the Phase II factory building in the October 2003 quarter.

For the six months ended October 31, 2004, cash provided by operating activities was $2.7 million, as our net loss of $14.5 million was offset by $15.3 million in net non-cash operating expenses and net cash of $1.9 million provided by changes in net operating assets and liabilities. Non-cash operating expenses included in net loss in the six months ended October 31, 2004 included depreciation and amortization, stock-based compensation expense and net loss on disposal of property, plant and equipment. For the six months ended October 31, 2003, cash provided by operating activities was $4.9 million primarily as a result of a net loss of $6.2 million and net cash used of $1.6 million resulting from changes in operating assets and liabilities, offset by $12.7 million in net non-cash operating expenses. Non-cash operating expense included in net loss in the six months ended October 31, 2003 included depreciation and amortization and net gain on disposal of property, plant and equipment.

In the six months ended October 31, 2004 we made $7.1 million in interest payments to the holders of our 9.25% senior notes. In the six months ended October 31, 2003 we made $6.3 million in interest payments to the holders of our 12.5% senior notes, which were redeemed in February 2004 and are no longer outstanding.

Cash used in investing activities. Net cash used in investing activities was $20.0 million for the six months ended October 31, 2004, compared to $7.9 million for the six months ended October 31, 2003. This increase was due to capital expenditures of $20.0 million for the development of new operating systems, payment for interior finish and fixtures of the Phase II factory facilities and the acquisition of new assembly and test equipment for expansion of capacity to address higher demand for our LPCC product line, which compared to capital expenditures of $8.0 million during the six months ended October 31, 2003. We received $135 thousand as proceeds from the sale of certain used equipment in the six months ended October 31, 2003.

Cash provided by (used in) financing activities. Net cash provided by financing activities was $80 thousand for the six months ended October 31, 2004 as compared to $nil for the six months ended October 31, 2003. Cash provided by financing activities during the six months ended October 31, 2004 included proceeds from the exercise of stock options which amounted to $180 thousand. An additional $100 thousand in deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 was paid during six months ended October 31, 2004, which are being amortized over the life of the notes. Net cash used in financing activities was $2 thousand for the quarter ended October 31, 2004 as compared to $nil for the quarter ended October 31, 2003.

As of October 31, 2004, we had commitments for capital expenditures of approximately $33.7 million, including the contract for the completion of the interior finish and fixtures of the Phase II factory building that we entered into in the October 2004 quarter. We expect to incur $7.0 million to $10.0 million in capital expenditures in the January 2005 quarter. These plans are highly dependent on market conditions, and our actual capital expenditures may vary. The majority of these expenditures are expected to be used for new equipment in the China facility and the acquisition of assembly and test capacity expansion to meet future customer demand. We expect to finance these capital expenditure requirements with our existing cash resources.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 18 months. If demand for our products decreases over the next few months or market conditions worsen, our cash flow from operations could be negatively impacted. If our cash flow is negatively impacted by a decrease in demand or market conditions or other factors, we may need to raise additional capital through the issuance of either debt or equity securities. However, we do not know whether additional financing will be available when needed, or that, if available, whether such financing will be on commercially reasonable terms.

Debt. As of October 31, 2004, our total outstanding debt was $150 million for the 9.25% senior notes due 2011. The indenture that governs the senior notes requires us to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Issue or sell capital stock of some of our subsidiaries;

•	Enter into particular types of transactions with affiliates or related persons;

•	Sell or exchange assets or enter into new businesses;

•	Merge, consolidate or sell all or substantially all of our assets; and

•	Create liens on assets.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, the U.S. dollar costs of certain raw materials, including fine filament gold bond wire, have increased substantially over the past several fiscal quarters. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in Asian economies, natural disasters, losses of power to our facilities in Dongguan, litigation with Motorola, volatility in the market prices of our ADSs, environmental regulation, fluctuations in foreign currency, uncertainty as to demand from our customers over both the long-and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material, equipment suppliers and the enforcement of intellectual property rights by or against us and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing us, please refer to the Risk Factors section of our 2004 Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on July 9, 2004.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that if our new manufacturing facilities in Dongguan, China become fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to ASAT Holdings Limited and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

PART II OTHER INFORMATION

Item 5. Legal Proceedings

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Ltd., paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Ltd. and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

In pre-trial proceedings, ASAT, Inc. obtained summary judgment on all of Motorola’s claims. ASAT Holdings and ASAT Ltd. have obtained rulings that bar Motorola from seeking to assert claims against them under the Immunity Agreement. Motorola’s only remaining claims against the Company and its subsidiary, ASAT Ltd., are based on a supposed “implied in fact” contract with Motorola.

Discovery in the matter is now closed and a trial date has been set for April 2005. The Company continues to deny the allegations that Motorola is owed any additional royalties under any agreement. The court’s pre-trial rulings have strengthened the Company’s resolve and significantly undercut Motorola’s claim, and the Company believes it has additional meritorious defenses. Nevertheless, given the inherent uncertainties of litigation, there can be no guarantee that the Company will prevail in the litigation or that an adverse outcome will not have a material impact on the company’s financial condition. Based on the assessment and information available to date, the Company is unable to evaluate the likelihood of an unfavorable outcome in the Motorola litigation and no amounts have been provided for such matters in the consolidated financial statements.

Item 6. Submission of Matters to a Vote of Security Holders

None.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange
Name:	Robert J. Gange
Title:	Chief Financial Officer

Date:	December 20, 2004